

December 21, 2012

Mr. Roland M. Larsen
Chief Executive Officer
Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA 22473

      Re: Sharpe Resources Corporation
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              File No. 1-34399

Dear Mr. Larsen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 4

Selected Financial Data, page 4

1.   It appears that you have presented selected financial data under Canadian GAAP for 2007, 2008, and 2009 and under International Financial Reporting Standards ("IFRS") for 2010 and 2011. Please revise your presentation to disclose that the information based on previous GAAP is not comparable to the information based on IFRS. In addition, please revise your presentation so financial data determined under Canadian GAAP is not presented side-by-side with financial data determined under IFRS here and throughout your annual report. Refer to Form 20-F General Instruction G(h)(1) and G(h)(3).

Item 17. Financial Statements, page 36

2.   We note your list of financial statements filed as part of the annual report under Item 17. Please note that compliance with Item 18 is required for annual reports on Form 20-F. Please revise. Refer to Form 20-F General Instruction E(c)(2).

Independent Auditor's Report(s), pages 37 and 39

3.   We note you have included prior year reports issued by your independent accountant dated April 12, 2010 and April 29, 2011 in your Form 20-F for the fiscal year ended December 31, 2011. Please amend your filing to remove these prior year audit reports.

Independent Auditor's Report, page 41

4.   We note the report issued by your independent accountant states: "In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sharpe Resources Corporation…in accordance with International Financial Reporting Standards." Please obtain a revised report which complies with Item 17(c) of Form 20-F and explicitly states, if true, the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

5.   We note the report issued by your independent accountant states that their audit was conducted in accordance with Canadian generally accepted auditing standards. Please obtain a revised report which includes a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

6.   We also note the report issued by your independent accountant appears to use going concern language that is not consistent with PCAOB standards. Please obtain a revised report that uses the term "substantial doubt" in referencing a going concern matter. Refer to AU 341.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief